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                 May 23, 2022

       Armando Anido
       Chairman and Chief Executive Officer
       Zynerba Pharmaceuticals, Inc.
       80 W. Lancaster Avenue, Suite 300
       Devon, PA 19333

                                                        Re: Zynerba
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 16, 2022
                                                            File No. 333-264966

       Dear Armando Anido:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Joe McCann at 202-551-6262 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Rachael M. Bushey